July 12, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Pacer Funds Trust (the “Trust”) File Nos.: 333-201530 and 811-23024 Pacer Trendpilot® US Bond ETF (S000066706)

Dear Ms. Hahn:

This correspondence responds to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on June 30, 2023, with respect to the Trust’s Preliminary Proxy Statement (the “Proxy”) filed on June 23, 2023 (SEC Accession No. 0000894189-23-004343). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy.

1.	In the President’s letter to shareholder please provide additional background information regarding the control party after the close of the transaction, Casey Crawford.

The Trust responds by noting that the following additional language has been added to the President’s letter.

Mr. Crawford is the co-founder and Chief Executive Officer of Movement Mortgage. He is also the chairman of Movement Bank and founder and chairman of Movement Schools and Movement Foundation. Mr. Crawford is a former NFL player and Super Bowl champion, and he has been recognized globally for his transformative leadership capabilities.

2.	In the President’s letter to shareholders letter please clarify why a shareholder meeting is required.

The Trust responds by noting that the following additional disclosure has been added to the President’s letter.

The proposal is required because the current Sub-Advisory Agreement between VIA and Pacer Advisors, Inc. will automatically terminate as a result of the change in ownership of the Sub-Adviser.

3.
In the proxy statement please update the disclosure to discuss the implication of Section 36(b) related to compensation to be received from an adviser or sub-adviser under an investment advisory agreement. Specifically, please note whether the sub-adviser is relying on the safe harbor provided in Section 15(f), including confirmation of compliance with the two provisions of Section 15(f) or in the alternative explain how the sub-adviser is not breaching its fiduciary duty under Section 36.

The Trust responds by noting that the following additional disclosure has been added to the proxy statement.

Section 15(f) of the 1940 Act

Because the Transaction may be considered to result in a change of control of the Sub-Adviser under the 1940 Act due to the assignment of the Current Sub-Advisory Agreement, the Sub-Adviser intends for the Transaction to fall within the safe harbor provided by Section 15(f) of the 1940 Act, which permits an investment sub-adviser of a registered investment company (or any affiliated persons of the investment sub-adviser) to receive any amount or benefit in connection with a sale of an interest in the investment sub-adviser that results in an assignment of an investment advisory contract, provided that the following two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period following the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services). The Sub-Adviser has confirmed for the Board that the Transaction will not impose an unfair burden on the Fund within the meaning of Section 15(f) of the 1940 Act.

Second, during the three-year period following the Transaction, at least 75% of the members of the investment company’s board of trustees cannot be “interested persons” (as defined in the 1940 Act) of the sub-adviser (or predecessor sub-adviser). At the present time, 75% of the Trustees are classified as Independent Trustees (i.e., not “interested persons” of the Sub-Adviser). The Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of the Sub-Adviser for a period of three years after the Transaction.
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As it relates to the Staff’s comment regarding complying with Section 36(b), the Trust notes that the Interim Investment Sub-Advisory Agreement and the New Investment Sub-Advisory Agreement were presented to the Board of Trustees for review and approval at its June 14, 2023 Board meeting. At the meeting, the Board was provided with detailed information from the Sub-Adviser describing the nature, extent, and quality of services to be provided, investment results of the Fund, information on the Sub-Adviser’s fees and total expenses of the Fund, any ancillary benefits enjoyed by the Sub-Adviser, and any economies of scale realized by the Fund.  The Board was given the opportunity to review and discuss the materials.  In addition, the Trust believes that the Interim Investment Sub-Advisory Agreement and the New Investment Sub-Adviser Agreement both describe all compensation paid to the Sub-Adviser. Furthermore, to avoid any potential concerns as it relates to Section 36(b), the Sub-Adviser (or its affiliates) has agreed to pay all the costs associated with the shareholder meeting.

4.
In accordance with Item 22(c)(6), if applicable, please describe the approximate amounts of any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year…to which the investment adviser of the Fund, any Parent or Subsidiary of the investment adviser (other than another Fund) was or is to be a party.

The Trust responds by confirming that no Fund Trustee has had any material transactions since the beginning of the most recently completed fiscal year with any party described in Item 22(c)(6).

5.	Staff notes that the section referring to the evaluation by the Board of Trustees remains incomplete. Please provide the relevant disclosure in its entirety.

The Trust responds by noting that the following additional disclosure has been added to the proxy statement under the section entitled “Evaluation by the Board of Trustees.”

The Board believes that the terms and conditions of the New Investment Sub-Advisory Agreement are fair to, and in the best interests of, the Fund and its shareholders. The Board believes that, upon shareholder approval of the Proposal, the Sub-Adviser will provide at least the same level of services that it currently provides under an interim investment sub-advisory agreement (the “Interim Sub-Advisory Agreement). The Board was presented with information demonstrating that the New Investment Sub-Advisory Agreement would enable the Fund’s shareholders to continue to obtain quality services at a cost that is fair and reasonable.

In the course of their review, the Trustees considered their fiduciary responsibilities with regard to all factors deemed to be relevant to the Fund. The Board also considered other matters including, but not limited to, the following: (1) the quality of services provided to the Fund in the past by the Sub-Adviser compared to the quality of services expected to be provided to the Fund with the Sub-Adviser as the investment sub-adviser going forward; (2) the Fund’s performance; (3) the fact that there are no material differences between the terms of the New Investment Sub-Advisory Agreement and the terms of the prior Investment Sub-Advisory Agreement; (4) the fact that the Sub-Adviser’s portfolio managers will continue to manage the Fund; (5) the fact that the fee structure under the New Investment Sub-Advisory Agreement will be identical to the fee structure under the prior Investment Sub-Advisory Agreement; and (6) other factors deemed relevant.

At a meeting of the Board held on June 14, 2023, the Board, including a majority of Independent Trustees, voted in favor of a proposal to approve the New Investment Sub-Advisory Agreement and an Interim Investment Sub-Advisory Agreement. The Sub-Adviser will continue to manage the Fund pursuant to the Interim Sub-Advisory Agreement upon closing of the change of control, for up to 150 days from the date of the change of control or until the New Sub-Advisory Agreement is approved by shareholders.

The Board evaluated the New Investment Sub-Advisory Agreement in light of information it had requested and received from the Sub-Adviser prior to the June 14, 2023 Board meeting and the information they had received in connection with their most recent consideration of the Investment Sub-Advisory Agreement. Below is a summary of the material factors considered by the Board in its deliberations as to whether to approve the New Investment Sub-Advisory Agreement and the Board’s conclusions. In their deliberations, the Trustees did not rank the importance of any particular piece of information or factor considered, but considered these matters in their totality.

Nature, Extent and Quality of Services to be Provided by the Sub-Adviser. The Board reviewed the scope of services provided by the Sub-Adviser under the New Investment Sub-Advisory Agreement. In this regard, the Trustees reviewed Fund’s investment goal and investment strategy, and the Sub-Adviser’s ability to implement such investment goal and/or investment strategy, including, but not limited to, trading practices. With respect to sub-advisory services to be provided by the Sub-Adviser, the Board noted that the Sub-Adviser has Fund assets under management allocated to it by the Adviser and considered the Sub-Adviser’s ability to ensure compliance with the Fund’s strategies, policies, and limitations. The Trustees also considered the successful performance of the Sub-Adviser in managing the Fund and compared such performance to comparable funds managed by other investment advisers (the “Peer Group”). In addition, the Trustees reviewed the management team at the Sub-Adviser that is responsible for managing the Fund, including staffing, skills and compensation program, and considered various other portfolios advised by the Sub-Adviser and any potential conflicts. The Trustees also considered the reputation of the Sub-Adviser in the industry and the potential impact that might have on investment interest in the Fund. The Board also considered a report from the Trust’s Chief Compliance Officer regarding the Sub-Adviser’s compliance program as such relates to the operation of the Fund.

Based on its review, the Board determined that the Sub-Adviser is capable of providing all necessary Sub-Advisory services required by the Fund, as indicated by the Sub-Adviser’s management capabilities, the professional qualifications and experience of its portfolio management personnel and the performance of the Fund relative to the Peer Group and other products managed by the Sub-Adviser with similar investment objectives and strategies as the Fund. The Board also considered other services provided to the Fund by the Sub-Adviser, where relevant, such as selecting broker-dealers for executing portfolio transactions, monitoring adherence to the Fund’s investment restrictions, and monitoring compliance with various policies and procedures and with applicable securities regulations.

Based on the factors above, as well as those discussed below, the Board concluded, within the context of its full deliberations, that it was satisfied with the nature, extent and quality of the services provided and to be provided to the Fund by the Sub-Adviser.

Costs and Benefits of Sub-Adviser’s Services to be Provided to the Fund. The Board noted that the Sub-Advisory fees paid to the Sub-Adviser are paid by the Adviser and would not be additional fees to be borne by Fund. The Board also noted that the Sub-Advisory fees were the product of arms-length negotiations between the Adviser and Sub-Adviser. In considering the Sub-Advisory fees payable by the Adviser to the Sub-Adviser, the Board evaluated the compensation and benefits received or likely to be received by the Sub-Adviser from the Adviser relating to the services provided to the Fund. Based on the factors above, as well as those discussed below, the Board concluded, within the context of its full deliberations, that the Sub-Advisory fees payable to the Sub-Adviser under the New Investment Sub-Advisory Agreement with the Adviser were reasonable in light of the nature and quality of the services rendered and, where relevant, expected to be rendered by the Sub-Adviser.

Economies of Scale. The Board also reviewed and considered the extent to which economies of scale would be realized by the Sub-Adviser as the assets of the Fund may grow in the future.

Overall Findings and Conclusions of the Board. Based on its deliberations and its evaluation of the information described above as it relates to the Fund, the Board, including the Independent Trustees: (a) concluded that the terms of the New Investment Sub-Advisory Agreement with respect to the Fund are fair and reasonable; (b) concluded that the Sub-Adviser’s fees are reasonable in light of the nature and quality of the services expected to be rendered to the Fund by the Sub-Adviser; and (c) agreed to approve the New Investment Sub-Advisory Agreement. In its deliberations, the Board did not identify any particular factor (or conclusion with respect thereto) or single piece of information that was all-important, controlling, or determinative of its decision, but considered all of the factors together, with no factor weighing against its approval of the New Investment Sub-Advisory Agreement, and each Trustee may have attributed different weights to the various factors (and conclusions with respect thereto) and information.

6.	In the section related to the evaluation by the Board of Trustees please disclose whether any factors considered by the Board weighed against the approval of the new sub-advisory agreement.

The Trust confirms that during the Board’s evaluation of the proposed new investment sub-advisory agreement it did not find any factors that weighed against the approval of the new sub-advisory agreement.

If you have any questions or require further information, please contact Ryan Charles at 602-877-7926 or via email at ryan@khc.law.

Sincerely,
/s/ Ryan Charles
Ryan Charles
Principal